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  SECURITIES AND EXCHANGE COMMISSION
      WASHINGTON, D.C. 20549
        ------------------
          FORM 11-K

        ANNUAL REPORT
 PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934
      -------------------


(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______  to _______

Commission file number 1-7796


                 UNC RETIREMENT INCOME SAVINGS
                     PLAN FOR SCA EMPLOYEES
                      (Full title of plan)



                       UNC INCORPORATED
  (Name of issuer of the securities held pursuant to the plan)



                      175 Admiral Cochrane Drive
                     Annapolis, Maryland 21401-7394
                          (410) 266-7333
   (Address of the plan and principal executive office of the issuer)
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              REQUIRED INFORMATION

The UNC Retirement Income Savings Plan for SCA Employees (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan financial statements and the schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto. The end of the most recent fiscal year of the Plan was December 31, 1996.




                      EXHIBITS

1. UNC Retirement Income Savings Plan for SCA Employees Financial Statements and Schedules, December 31, 1996 and 1995, and accountants' reports thereon (filed under cover of Form SE).

2.       Consent of Independent Auditors.


                      SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.



UNC RETIREMENT INCOME SAVINGS
PLAN FOR SCA EMPLOYEES


By:  Robert L. Pevenstein
    ---------------------
Robert L. Pevenstein
Member - UNC Retirement
Plans Board

DATE:  June 30, 1997
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                        EXHIBIT INDEX

Exhibit
-------

1. UNC Retirement Income Savings Plan for SCA Employees Financial Statements and Schedules, December 31, 1996 and 1995, and accountants' reports thereon (filed under cover of Form SE).

2.       Consent of Independent Auditors.


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                                           EXHIBIT NO. 2

                 CONSENT OF INDEPENDENT ACCOUNTANTS

                        -------------

To the Retirement Plan Administrator of the
       UNC Retirement Income Savings Plan for
       SCA Employees


We consent to the incorporation by reference in the registration statement of UNC Incorporated on Form S-8 (no. 33-55193) of our report dated June 20, 1997, on our audits of the financial statements of the UNC Retirement Income Savings Plan for SCA Employees as of December 31, 1996 and 1995 and for the year ended December 31, 1996, which report is incorporated by reference in this annual report on Form 11-K.





Coopers & Lybrand L.L.P.




Baltimore, Maryland
June 27, 1997